Mail Stop 4561

September 23, 2009

Hunter Cohen, Chief Financial Officer
Diligent Board Member Services, Inc.
39 West 37th St., 8th Floor
New York, NY 10018

      Re: **Diligent Board Member Services, Inc.**
                Amendment No. 5 to Registration Statement on Form 10
                Filed May 14, 2009
                Amendment No.1 to Form 10-K for Fiscal Year Ended
                  December 31, 2008
                Filed May 14, 2009
                File No. 000-53205

Dear Mr. Cohen:

      We have completed our review of your registration statement on Form 10, and your Form 10-K and related filings, and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Barbara C. Jacobs
                            Assistant Director

cc: <u>Via Facsimile (816) 292-2001</u>
         Wallace E. Brockhoff, Esq.
         Lathrop & Gage LLP